Shareholders approve all resolutions on the agenda of ArcelorMittal Annual and Extraordinary General Meetings

Luxembourg, 13 May 2008 – The Annual General Meeting of shareholders and Extraordinary General Meeting of shareholders of ArcelorMittal that were held today in Luxembourg approved all resolutions on the agenda.

877,992,526 shares, or 63.12% of the Company’s share capital, were present or represented at the meeting. All the resolutions on the agenda were adopted by the shareholders by an overwhelming majority.

In particular, the shareholders acknowledged the resignations of Romain Zaleski, Corporación JMAC B.V. and Manuel Fernandez Lopez from the Board of Directors, as well as the expirations of the mandates of Joseph Kinsch and Edmond Pachura. They elected Lewis B. Kaden, Ignacio Fernández Toxo, Malay Mukherjee and Antoine Spillmann as members of the Board of Directors.

The shareholders decided to authorise the Board of Directors to issue stock options or other equity-based awards to the Company’s most senior group of managers for up to a maximum of 8,500,000 of the Company’s shares. They also authorised the Board to implement an Employee Share Purchase Plan (“ESPP”) for all or part of the employees and executive officers of the companies comprised within the scope of consolidation of ArcelorMittal for up to a maximum of 2,500,000 shares.

At the Extraordinary General Meeting, the shareholders decided to increase the authorised share capital of the Company by an amount of 643,860,000 euros represented by 147,000,000 shares, or approximately 10% of ArcelorMittal’s outstanding share capital.

This was the last General Meeting of ArcelorMittal chaired by Joseph Kinsch, who is retiring after a career of almost 50 years in the steel industry. Lakshmi Mittal, Chairman and CEO of ArcelorMittal, expressed his gratitude to Mr. Kinsch for his contribution to the steel industry and ArcelorMittal, saying: “I have been working with him for over two years now and I have come to respect his determination, integrity and strength of character”.

About ArcelorMittal

ArcelorMittal is the world's largest and most global steel company, with 310,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 28 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key financials for 2007 show revenues of USD 105.2 billion, with a crude steel production of 116 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

Contact information ArcelorMittal Investor Relations
Europe	+352 4792 2414
Americas	+1 312 899 3569
Retail	+352 4792 2434
SRI	+44 203 214 2854
Bonds/Credit	+33 1 71 92 10 26
Contact information ArcelorMittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
ArcelorMittal Corporate Communications		Netherlands
Haroon Hassan	+44 20 3214 2867	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Jean Lasar	+352 4792 2359	Germany
Maitland Consultancy:		Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Lydia Pretzlik / Martin Leeburn	+44 20 7379 5151	France
Belgium		Image 7 - Anne France Malrieu /
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Tiphaine Hecketsweiler	+33 1 5370 7470
North America		Spain
Bill Steers	+1 312 899 3817	Ignacio Agreda	+34 94 489 4162
		Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397